Exhibit (a)(5)(1)

STINS COMAN INFORPORATED ANNOUNCES EXPIRATION AND
PRELIMINARY RESULTS OF PARTIAL CASH TENDER OFFER
FOR SHARES OF RiT TECHNOLOGIES LTD.

Moscow, Russia -- June 7, 2008 – Stins Coman Incorporated announced today the expiration and results of its previously announced cash tender offer to purchase 734,079 ordinary shares, par value NIS 0.1 per share of RiT Technologies Ltd. (Nasdaq: RITT), or such greater number of shares that will represent 5% of the total voting rights of RiT outstanding as of the expiration of the offer, at $0.86 per share, net to the seller in cash, without interest.  The offer expired at 5:00 p.m., New York time, on Friday, June 6, 2008 (the “Final Expiration Date”) and all conditions to the offer were satisfied.

Stins Coman has been informed by RiT that, as of the Final Expiration Date, there were 14,683,073 issued and outstanding ordinary shares of RiT representing an equal number of voting rights. Accordingly, Stins Coman will purchase 734,153 shares in the offer, which represents 5% of the total shares of RiT outstanding as of the Final Expiration Date, and an additional 293,662 shares, which represents 2% of the total shares of RiT outstanding for a total of 1,027,815, or 7% of the total shares of RiT outstanding as of the Final Expiration Date.

Based on the final count by American Stock Transfer and Trust Company, the Depositary for the offer, as of the Final Expiration Date, 5,851,305 shares of RiT have been validly tendered and not withdrawn resulting in an estimated proration factor of approximately 17.5% of the shares tendered. The proration factor is preliminary and subject to verification by the Depositary. The final proration factor will be announced promptly following the completion of the verification process. Promptly after such announcement, the Depositary will issue payment for the shares validly tendered and accepted under the offer and will return all other shares tendered.

Based on the estimated proration factor, after consummation of the transactions contemplated in the Offer to Purchase relating to the offer, Stins Coman is expected to beneficially own approximately 41.9% of the outstanding ordinary shares of RiT.

Any questions regarding the offer should be directed to Schonfeld & Weinstein, L.L.P. at (212) 344-1600 or MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885.

FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events. Stins Coman Incorporated undertakes no obligation (and expressly disclaims any such obligation) to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.